UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Lions Gate Entertainment Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

535919203

(CUSIP Number)

Jonathan E. Levitsky

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized toReceive Notices and Communications)

June 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 535919203

1.	Name of Reporting Person Discovery Communications, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(1)
13.	Percent of Class Represented by Amount in Row (11) 3.40%(2)
14.	Type of Reporting Person CO

(1). See the last paragraph of Item 5 below.

(2). All percentages are based on information contained in the Issuer’s Form 10-K filed on May 25, 2016, which disclosed that there were 147,227,797 Common Shares of the Issuer outstanding as of May 23, 2016.

CUSIP NO. 535919203

1.	Name of Reporting Person Discovery Lightning Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(1)
13.	Percent of Class Represented by Amount in Row (11) 3.40%(2)
14.	Type of Reporting Person CO

(1). See the last paragraph of Item 5 below.

(2). All percentages are based on information contained in the Issuer’s Form 10-K filed on May 25, 2016, which disclosed that there were 147,227,797 Common Shares of the Issuer outstanding as of May 23, 2016.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by Discovery Communications, Inc. (“DCI”) and Discovery Lightning Investments Ltd. (“DLI”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to amend and supplement the Schedule 13D (the “Schedule”) filed by the original Reporting Persons on November 20, 2015 relating to the Common Shares, no par value, of the Issuer (the “Common Shares”) set forth below in this Amendment No. 1.

Item 5 Interest in Securities of the Issuer

Sections (a) and (b) of Item 5 are hereby amended to read in their entirety as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Amendment No. 1 to Schedule 13D that relate to the aggregate number and percentage of Common Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Amendment No. 1 to Schedule 13D that relate to the number of Common Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

DLI holds 5,000,000 Common Shares of the Issuer directly. Because DLI is an indirect wholly-owned subsidiary of DCI, DCI may be deemed to beneficially own the 5,000,000 Common Shares held directly by DLI, and share voting and investment power over such shares.

DLI is required to vote the Common Shares beneficially owned by it in respect of certain matters in accordance with the Voting and Standstill Agreement and the Starz Voting Agreement (as defined below). See the descriptions of the Voting and Standstill Agreement and the Starz Voting Agreement in Item 6, which are incorporated herein by reference. DLI is also subject to restrictions on the sale of its Common Shares pursuant to the Investor Rights Agreement, the Starz Voting Agreement and the Pledge Agreement (as defined in Item 6). See the descriptions of the Investor Rights Agreement and the Pledge Agreement in Item 6, which are incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Selling Shareholders or their affiliates, including Mark H. Rachesky, M.D., John C. Malone, Liberty Parent or Liberty. As a result of the agreements described in Item 6 below, the Reporting Persons may be deemed to beneficially own and share voting power over the common shares owned by the Selling Shareholders, Liberty and John C. Malone and certain of their affiliates. Based on Amendment Number 21 to Schedule 13D, filed with the SEC on February 5, 2016, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management, MHR Holdings LLC and Mark H. Rachesky, M.D. and a Form 4 filed by Mark H. Rachesky with the SEC on April 5, 2016, various funds affiliated with MHR Fund Management (including the Selling Shareholders) and Mark H. Rachesky, M.D. beneficially own an aggregate of 30,273,049 Common Shares of the Issuer (approximately 20.6% of the total number of Common Shares outstanding). Based on a Schedule 13D filed with the SEC on November 20, 2015 by Mr. Malone, Mr. Malone beneficially owns 4,967,695 Common Shares (approximately 3.4% of the total number of Common Shares outstanding), including (A) 306,500 Common Shares held by the Malone Family Foundation and 250,000 Common Shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership and (B) 539,657 Common Shares held by The John C. Malone June 2003 Charitable Remainder Unitrust and 3,871,538 Common Shares held by the Malone Starz 2015 Charitable Remainder Unitrust. Mr. Malone is also a director of DCI and, based on Forms 4 filed by Mr. Malone on May 13 and 23, 2016, beneficially owns shares representing approximately 21.5% of its votes. Based on a Schedule 13D filed with the SEC on June 30, 2016 by Liberty and Liberty Parent, Liberty Parent owns an aggregate of 5,000,000 Common Shares of the Issuer. Liberty is a wholly owned subsidiary of Liberty Parent. Mr. John C. Malone is a director and chairman of the board of Liberty Parent. Based on Liberty Parent’s Report on Form 10K/A filed with the SEC on April 29, 2016, Mr. Malone holds shares representing approximately 47.7% of the votes of Liberty Parent.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The disclosure in the section of Item 6 entitled “INVESTOR RIGHTS AGREEMENT” is hereby amended to read in its entirety as follows:

Investor Rights Agreement.

On November 10, 2015, DCI and DLI entered into an investor rights agreement (the “Investor Rights Agreement”) with the Issuer, Liberty Parent, Liberty, and affiliates of MHR Fund Management. Pursuant to the Investor Rights Agreement, the Issuer has agreed to expand the size of its Board to 14 members and to appoint (a) Michael T. Fries, President and Chief Executive Officer of Liberty Global plc, (b) David M. Zaslav, President and Chief Executive Officer of DCI, and (c) Emily Fine, a Principal of MHR Fund Management, as directors to fill the resulting vacancies, effective as promptly as practicable on or after November 12, 2015, subject to the terms and conditions thereof.

The Investor Rights Agreement provides that (1) for so long as funds affiliated with MHR Fund Management beneficially own at least 10,000,000 common shares in the aggregate, the Issuer will include three designees of MHR Fund Management (at least one of whom will be an independent director and will be subject to Board approval) on its slate of director nominees for election at each future annual meeting of the Issuer’s shareholders and (2) for so long as funds affiliated with MHR Fund Management beneficially own at least 5,000,000, but less than 10,000,000, common shares in the aggregate, the Issuer will include one designee of MHR Fund Management on its slate of director nominees for election at each future annual meeting of the Issuer’s shareholders. Mark H. Rachesky, M.D., the Chairman of the Board of the Issuer, and Ms. Fine count as designees of MHR Fund Management.

In addition, the Investor Rights Agreement provides that (1) for so long as Liberty Parent and DCI (together with certain of their affiliates) beneficially own at least 10,000,000 common shares in the aggregate, the Issuer will include one designee of Liberty Parent and one designee of DCI on its slate of director nominees for election at each future annual meeting of the Issuer’s shareholders and (2) for so long as Liberty Parent and DCI (together with certain of their affiliates) beneficially own at least 5,000,000, but less than 10,000,000, common shares in the aggregate, the Issuer will include one designee of Liberty Parent and DCI, collectively, on its slate of director nominees for election at each future annual meeting of the Issuer’s shareholders, selected by (a) Liberty Parent, if Liberty Parent individually exceeds such 5,000,000 common share threshold but DCI does not, (b) DCI, if DCI individually exceeds such 5,000,000 common share threshold but Liberty Parent does not and (c) Liberty Parent and DCI, jointly, if neither Liberty Parent nor DCI individually exceeds such 5,000,000 common share threshold. Mr. Zaslav counts as a designee of DCI and Mr. Fries counts as a designee of Liberty Parent.

Under the Investor Rights Agreement, Liberty Parent and DCI (together with certain of their affiliates) have agreed that they will not sell or transfer any of their common shares until November 10, 2016. After November 10, 2016, Liberty Parent and DCI (together with certain of their affiliates) have agreed that if they sell or transfer any of their common shares to a shareholder or group of shareholders that beneficially own 5% or more of the common shares, or that would result in a person or group of persons beneficially owning 5% or more of the common shares, any such transferee would have to agree to the standstill, transfer and voting provisions set forth in the Investor Rights Agreement and the Voting and Standstill Agreement (which is described below), subject to certain exceptions set forth in the Investor Rights Agreement.

In addition, Liberty Parent and DCI have agreed to not solicit or hire any members of the Issuer’s senior management until November 10, 2018, subject to certain exceptions. The Issuer has also agreed to provide Liberty Parent, DCI and MHR Fund Management with certain pre-emptive rights on common shares that the Issuer may issue in the future for cash consideration (the “Pre-Emptive Rights”). Furthermore, the Issuer has agreed that, until November 10, 2020, the Issuer will not adopt a “poison pill” or “shareholder rights plan” that would prevent Liberty Parent, DCI and Mr. Malone (together with certain of their affiliates) from beneficially owning at least 18.5% of the outstanding voting power in the aggregate.

In connection with the execution of the Starz Merger Agreement (as defined below), on June 30, 2016, DCI and DLI entered into an amendment to the Investor Rights Agreement with MHR Fund Management, Liberty, the Issuer, Liberty Parent and the Selling Shareholders (the “Amendment to the Investor Rights Agreement”), pursuant to which (a) the Issuer has agreed to hold a meeting of its shareholders to seek approval of any issuance of Shares to Liberty Parent, DCI and MHR Fund Management pursuant to their Pre-Emptive Rights that occurs in the five-year period following the date of such meeting (the “New Issuance Approval”), and (b) Liberty Parent, DCI and MHR Fund Management have each agreed to vote all of the Shares beneficially owned by them and their respective controlled affiliates in favor of the New Issuance Approval.

The foregoing description of the Investor Rights Agreement, as amended by the Amendment to the Investor Rights Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement and the Amendment to the Investor Rights Agreement, which is attached hereto as Exhibit 99.9 and incorporated herein by reference.

The disclosure in the section of Item 6 entitled “VOTING AND STANDSTILL AGREEMENT” is hereby amended to read in its entirety as follows:

Voting and Standstill Agreement.

On November 10, 2015, DCI and DLI entered into a voting and standstill agreement with the Issuer, Liberty Parent, Liberty, Mr. Malone and certain affiliates of MHR Fund Management (the “Voting and Standstill Agreement”). Under the Voting and Standstill Agreement, Liberty, DLI and Mr. Malone have agreed that, until November 10, 2020 (the “Standstill Period”), they (together with certain of their affiliates) will not beneficially own more than 18.5% of the Issuer’s outstanding voting power in the aggregate.

During the Standstill Period, Liberty Parent, DCI and Mr. Malone have each agreed to vote, in any vote of the Issuer’s shareholders, all of the common shares beneficially owned by them (together with certain of their affiliates) in the aggregate in excess of 13.5% of the Issuer’s outstanding voting power in the aggregate (the “Initial Threshold Amount”) in the same proportion as the votes cast by shareholders other than Liberty Parent, DCI and Mr. Malone (together with certain of their affiliates). After the expiration of the Standstill Period, Liberty Parent, DCI and Mr. Malone have agreed to vote, in any vote of the Issuer’s shareholders on a merger, amalgamation, plan of arrangement, consolidation, business combination, third party tender offer, asset sale or other similar transaction involving the Issuer or any of the Issuer’s subsidiaries (and any proposal relating to the issuance of capital, increase in the authorized capital or amendment to any constitutional documents in connection with any of the foregoing), all of the common shares beneficially owned by them (together with certain of their affiliates) in excess of 18.5% of the Issuer’s outstanding voting power in the aggregate in the same proportion as the votes cast by shareholders other than Liberty Parent, DCI and Mr. Malone (together with certain of their affiliates). Although the Common Shares beneficially owned by each of DLI, Liberty and Mr. Malone will be aggregated for purposes of determining compliance with such ownership restrictions, the Reporting Persons do not have any agreement with Liberty or Mr. Malone regarding such limitation.

In addition, each of Liberty Parent, DCI, Mr. Malone and MHR Fund Management (together with certain of their affiliates) has agreed that as long as any of them have the right to nominate at least one representative to the Issuer’s Board, each of them will vote all of the Issuer’s common shares owned by them (together with certain of their affiliates) in favor of each of the other’s respective director nominees, subject to certain exceptions set forth in the Voting and Standstill Agreement. Furthermore, each of Liberty Parent, DCI, Mr. Malone and MHR Fund Management (together with certain of their affiliates) has agreed that, through the first anniversary of the Issuer’s 2016 Annual Meeting of Shareholders, each of them will take any and all action necessary to propose and support the continued appointment of Dr. Rachesky as Chairman of the Board and in favor of the other director nominees recommended by the Board.

Under the Voting and Standstill Agreement, Liberty Parent, DCI and Mr. Malone (together with certain of their affiliates) have also agreed that if they sell or transfer any of their common shares to a shareholder or group of shareholders that beneficially own 5% or more of our common shares, or that would result in a person or group of persons beneficially owning 5% or more of our common shares, any such transferee would have to agree to the standstill, transfer and voting provisions set forth in the Investor Rights Agreement and the Voting and Standstill Agreement.

The Voting and Standstill Agreement also includes certain other standstill restrictions on Liberty Parent, DCI and Mr. Malone that will be in effect during the Standstill Period.

In connection with the execution of the Starz Merger Agreement (as defined below), on June 30, 2016, DCI and DLI entered into an amendment to the Voting and Standstill Agreement with the Issuer, Liberty Parent, Liberty, Mr. Malone, MHR Fund Management and the Selling Shareholders (the “Amendment to the Voting and Standstill Agreement”), which amended the Initial Threshold Amount to be the greater of (a) 13.5% of the Issuer’s outstanding voting power in the aggregate, and (b) if either the Merger or the Exchange occurs (each as defined below), the lesser of (i) 14.2% of the Issuer’s outstanding voting power in the aggregate and (ii) the percentage of the Issuer’s outstanding voting power collectively owned by DCI, Liberty Parent, Mr. Malone and their respective controlled affiliates immediately following the consummation of the Merger or the Exchange, as the case may be.

The foregoing description of the Voting and Standstill Agreement, as amended by the Amendment to the Voting and Standstill Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Standstill Agreement and the Amendment to the Voting and Standstill Agreement, which is included as Exhibit 99.10 to this Statement and incorporated herein by reference.

The disclosure in Item 6 is hereby amended by adding the following to the end thereof:

Starz Voting Agreement.

On June 30, 2016, the Issuer, Starz (“Starz”) and Orion Arm Acquisition Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Starz Merger Agreement”) that provides, among other things, for the merger of Merger Sub with and into Starz (the “Merger”), upon the terms and subject to the conditions set forth in the Starz Merger Agreement, with Starz continuing as the surviving corporation in the Merger as a wholly owned subsidiary of the Issuer. Also on June 30, 2016, the Issuer and Merger Sub entered into a Stock Exchange Agreement, dated as of June 30, 2016, with Mr. Malone and other stockholders of Starz (the “Exchange Agreement”), that provides, among other things, for the transfer of the shares of Series B common stock, par value $0.01 per share, of Starz from Mr. Malone and such other stockholders to the Issuer in exchange for consideration consisting of cash and Shares of the Issuer (the “Exchange”). The Exchange Agreement will become effective only upon the termination of the Starz Merger Agreement in accordance with its terms.

In connection with the execution of the Starz Merger Agreement, on June 30, 2016, DCI and DLI entered into a voting agreement with the Issuer and Starz (the “Starz Voting Agreement”). Under the Starz Voting Agreement, DLI has agreed to vote all of its Shares in favor of the Merger and the transactions contemplated by the Starz Merger Agreement at any meeting of the stockholders of the Issuer to vote on such matters. DLI has also agreed to vote all of its Shares in favor of the Exchange and the transactions contemplated by the Exchange Agreement at any meeting of the stockholders of the Issuer to vote on such matters. In addition, DLI has agreed to vote all of its Shares against certain transactions involving the shares, voting power or assets of the Issuer that would be alternatives to the Merger and the Exchange (“Alternative Transactions”), or transactions that would result in a breach of the Starz Merger Agreement or adversely affect the consummation of the transactions contemplated by the Starz Merger Agreement. Subject to the terms and conditions set forth in the Starz Voting Agreement, and until such obligation terminates in accordance with the terms thereof, DLI has also agreed that it will not sell, transfer, pledge or encumber any of its Shares to any person.

Under the Starz Voting Agreement, DCI agreed that it will not, and will not permit its controlled affiliates to, solicit or facilitate any proposal or offer that would reasonably be expected to lead to an Alternative Transaction, or participate in discussions regarding, or cooperate in any way that would reasonably be expected to lead to, an Alternative Transaction.

The foregoing description of the Starz Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of Starz Voting Agreement, which is included as Exhibit 99.11 to this Statement and incorporated herein by reference.

Item 7 Material to be Filed as an Exhibit.

Exhibit	Description

99.1.1	Joint Filing Agreement, dated as of July 1, 2016, by and between Discovery Communications, Inc. and Discovery Lightning Investments Ltd.

99.9	Amendment to the Investor Rights Agreement, dated as of June 30, 2016, by and among MHR Fund Management, Liberty, DLI, the Issuer, Liberty Parent, DCI and the Selling Shareholders.

99.10	Amendment to the Voting and Standstill Agreement, dated as of June 30, 2016, by and among the Issuer, the Selling Shareholders, Liberty, DLI, Mr. Malone, MHR Fund Management, Liberty Parent and DCI.

99.11	Voting Agreement, dated as of June 30, 2016, by and among the Issuer, Starz, DCI and DLI.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 1, 2016

DISCOVERY COMMUNICATIONS, INC.

By:	/s/ Bruce Campbell
	Name:	Bruce Campbell
	Title:	Chief Development, Distribution and Legal Officer

DISCOVERY LIGHTNING INVESTMENTS LTD.

By:	/s/ Roanne Weekes
	Name:	Roanne Weekes
	Title:	Director